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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

Under the Securities Exchange Act of 1934*

HuntMountain Resources

(Name of Issuer)

Common Stock

(Title of Class of Securities)

446896 10 2

(CUSIP Number)

Jonathan D. Smith

HuntMountain Resources, 1611 N. Molter Rd., Ste. 201, Liberty Lake, WA 99019 (509) 892-5287

 (Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

4/24/2006 **

(Date of Event which Requires Filing of this Statement)

12/27/06 ***

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** The reporting persons exercised their option for 15,444,132 shares. Subsequent purchases of common stock have been made by the reporting persons since such date.

*** The reporting persons purchased 300,000 units as part of a private placement with each unit consisting of 300,000 shares of common stock and 300,000 common stock purchase warrants exercisable within a two year period ending on 12/26/08. Subsequent purchases of common stock have been made by the reporting persons since such date.

SEC 1746 (3-06)	Persons who potentially are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.

446896 10 2

(1)

Names of Reporting Persons.

Hunt Family Limited Partnership

I.R.S. Identification Nos. of above persons (entities only).  Not Supplied

(2)

Check the Appropriate Box if a Member of a Group

(a) [ x ]

(b) [  ]

(3)

SEC Use Only

(4)

Source of Funds

WC

(5)

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e)  [   ]

(6)

Citizenship or Place of Organization

Washington State

Number of

(7)

Sole Voting Power

Shares Beneficially

23,786,198 (1)

Owned by Each

Reporting Person

(8)

Shared Voting Power

With

23,786,198 (1)

(9)

Sole Dispositive Power

23,786,198 (1)

(10)

Shared Dispositive Power

 23,786,198 (1)

(11)

Aggregate Amount Beneficially Owned by Each Reporting Person

23,786,198 (1)

(12)

Check if the Aggregate Amount in Row (11) Excludes Certain Shares                    [   ]

(13)

Percent of Class Represented by Amount in Row (11)

73.72% (2)

(14)

Type of Reporting Person

PN

(1)

Includes 23,786,198 common shares owned by Hunt Family Limited Partnership (“HFLP”) (including 15,444,132 shares held due to the exercise of common stock purchase warrants.  Also, including 300,000 shares of common stock and 300,000 common stock purchase warrants exercisable within a two year period ending 12/26/08).  Tim R. Hunt and Resa J. Hunt jointly and beneficially own and control the above shares and have direct and beneficial ownership of an additional 936,875 common stock shares (This includes 250,000 Options that could be exercised by Tim Hunt).

(2)  Assumes conversion of the warrants (or 72.79% if the warrants are not so converted).

CUSIP No.

446896 10 2

(1)

Names of Reporting Persons.

Tim R. Hunt

I.R.S. Identification Nos. of above persons (entities only).  Not Applicable

(2)

Check the Appropriate Box if a Member of a Group

(a) [ x ]

(b) [  ]

(3)

SEC Use Only

(4)

Source of Funds

PF

(5)

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e)  [   ]

(6)

Citizenship or Place of Organization

Washington State

Number of

(7)

Sole Voting Power

Shares Beneficially

Owned by Each

Reporting Person

(8)

Shared Voting Power

With

24,723,073 (1)

(9)

Sole Dispositive Power

(10)

Shared Dispositive Power

 24,723,073 (1)

(11)

Aggregate Amount Beneficially Owned by Each Reporting Person

24,723,073 (1)

(12)

Check if the Aggregate Amount in Row (11) Excludes Certain Shares                    [   ]

(13)

Percent of Class Represented by Amount in Row (11)

76.62% (2)

(14)

Type of Reporting Person

IN

(1)

Includes 23,786,198 common shares owned by Hunt Family Limited Partnership (“HFLP”) (including 15,444,132 shares issued with the exercise by HFLP of common stock purchase warrants.  Also, including 300,000 shares common stock and 300,000 common stock purchase warrants exercisable within a two year period ending 12/26/08).  Tim R. Hunt and Resa J. Hunt jointly and beneficially own and control the above shares and have direct and beneficial ownership of an additional 936,875 common stock shares (This includes 250,000 Options that could be exercised by Tim Hunt).

(2)  Assumes conversion of the warrants (or 75.69% if the warrants are not so converted).

CUSIP No.

446896 10 2

(1)

Names of Reporting Persons.

Resa J. Hunt

I.R.S. Identification Nos. of above persons (entities only).  Not Applicable

(2)

Check the Appropriate Box if a Member of a Group

(a) [ x ]

(b) [  ]

(3)

SEC Use Only

(4)

Source of Funds

PF

(5)

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e)  [   ]

(6)

Citizenship or Place of Organization

Washington State

Number of

(7)

Sole Voting Power

Shares Beneficially

Owned by Each

Reporting Person

(8)

Shared Voting Power

With

24,723,073 (1)

(9)

Sole Dispositive Power

(10)

Shared Dispositive Power

 24,723,073 (1)

(11)

Aggregate Amount Beneficially Owned by Each Reporting Person

24,723,073 (1)

(12)

Check if the Aggregate Amount in Row (11) Excludes Certain Shares                    [   ]

(13)

Percent of Class Represented by Amount in Row (11)

76.62% (2)

(14)

Type of Reporting Person

IN

(2)

Includes 23,786,198 common shares owned by Hunt Family Limited Partnership (“HFLP”) (including 15,444,132 shares issued with the exercise by HFLP of common stock purchase warrants.  Also, including 300,000 shares common stock and 300,000 common stock purchase warrants exercisable within a two year period ending 12/26/08).  Tim R. Hunt and Resa J. Hunt jointly and beneficially own and control the above shares and have direct and beneficial ownership of an additional 936,875 common stock shares (This includes 250,000 Options that could be exercised by Tim Hunt).

(2)  Assumes conversion of the warrants (or 75.69% if the warrants are not so converted).

CUSIP No.

446896 10 2

Item 1. Security and Issuer

The securities to which this Schedule 13D relates are the Common Stock of HuntMountain Resources, a corporation organized under the laws of the State of Nevada.  The address of the Issuer's principal executive office is 1611 N. Molter Road, Ste. 201, Liberty Lake, Washington, 99019.

Item 2. Identity and Background

(i)

Hunt Family Limited Partnership (HFLP) is a limited partnership organized under the laws of the State of Washington.  Its principal business is real estate and investments headquartered in Liberty Lake, Washington.

(ii)

Tim R. Hunt is CEO and Chairman of HuntMountain Resources and general partner of Hunt Family Limited Partnership.

(iii)

Resa J. Hunt is general partner of Hunt Family Limited Partnership and spouse of Tim Hunt.

The principal business address for each of the reporting persons is 6425 S. Chapman Road, Greenacres, WA 99016.  Each reporting person is a U.S. citizen.

During the last five years, none of the reporting persons have either been convicted in a criminal proceeding  (excluding  traffic violations or similar misdemeanours) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a reporting person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The purchase price for the subject securities was $1,132,869.  The funds used to acquire the securities were personal funds and working capital from Hunt Family Limited Partnership.

Item 4. Purpose of Transaction

The shares were purchased to maintain a controlling interest in Metaline Mining and Leasing Company, now HuntMountain Resources, and for investment purposes.

On April 24, 2006, HFLP exercised warrants to purchase 15,444,132 shares of common stock.

On December 27, 2006, HFLP purchased 300,000 units offered through a private placement.  These units consisted of 300,000 shares of common stock and 300,000 common stock purchase warrants.  The 300,000 common stock purchase warrants expire on 12/26/08 and have yet to be exercised by HFLP.

The information above is contained within HuntMountain Resources’ SEC Form 8K filing of April 24, 2006 and subsequent filings of Forms 3 and 4 for the reporting persons.

Item 5. Interest in Securities of the Issuer

(a)

The reporting entity, namely Hunt Family Limited Partnership, owns 23,786,198 shares (including 15,444,132 shares issued upon the exercise of the warrants. Also including 300,000 shares of common stock and 300,000 common stock purchase warrants), which constitutes 73.72% of the class (assuming conversion of the warrants, or 72.79% if the warrants are not so converted).  Reporting persons Tim R. Hunt and Resa J. Hunt jointly and beneficially own and control the above shares and have direct and beneficial ownership of an additional 936,875 common stock shares, which includes 250,000 Options that could be exercised by Tim Hunt.  Tim and Resa Hunt have an aggregate beneficial ownership of 24,723,073 shares which constitute 76.62% of the class, assuming conversion of the warrants or 75.69% if the warrants are not so converted.

(b)

The reporting persons, Tim R. Hunt and Resa J. Hunt, have shared power to direct the vote and the disposition of the 24,723,073 shares which constitute 76.62% of the class, assuming conversion of the warrants, or 75.69% if the warrants are not so converted.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Tim R. Hunt and Resa J. Hunt, general partners of Hunt Family Limited Partnership, are married.  No other contracts, arrangements, understandings or relationships are present than as otherwise disclosed in response to Items 3, 4 and 5, above.

Item 7. Material to Be Filed as Exhibits

(a)

Joint Filing Agreement

CUSIP No.

446896 10 2

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2007

_________________________________

Date

Hunt Family Limited Partnership

By:

_Tim Hunt__________________

Name:

Tim R. Hunt

Title:

General Partner

By:

_Tim Hunt__________________

Name:

Tim R. Hunt

By:

_Resa Hunt_________________

Name:

Resa J. Hunt